INVEST IN **CONTRACTOR+**

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Contractor+ is a game changing mobile app for Field Service Contractors


NEXT-LEVEL ESTIMATING
STREAMLINED INVOICING & PAYMENTS
CONTRACTOR PLUS
ROSHAN SETHIA
CTO
JUSTIN SMITH
CEO

contractorplus.app Orlando FL

Technology Software Hardware B2B App

LEAD INVESTOR



Brandon Schlichter Owner, Blue sky synergy media

I believe that Justin has the skillset that's needed to bring his product to market and to efficiently plan and spend for his growth. I think he's already shown an extreme willingness to do what it takes to get the product into a position where he's primed for extreme growth. I talk to hundreds of investors of all skillsets and types a month due to my media company and I truly believe Justin is in the top 1% or better of those who I talk to when it comes to both knowledge and his desire to work hard for the growth of the company. That's something I believe will be a good investment on my end.

Invested $7,650 this round & $2,350 previously

Learn about Lead Investors

OVERVIEW UPDATES 2 WHAT PEOPLE SAY 3 ASK A QUESTION

Highlights

1. 🚀 Great early traction. $8k+ in revenues, $1.7K MRR, 3k+ active users, 125+ PRO users.
2. 📈 Structured for serious growth and scalability.
3. 🎯 Strategic positioning + creative growth hack for maximizing market potential.
4. 👷 A deep understanding of what handyman contractors actually need to perform at their best.
5. 🎱 Field Service Management software market has an 11%+ CAGR.

Our Team



Justin Smith CEO

Justin grew a property management company from 15 properties to 750+ properties under management and $1m ARR. He managed a maintenance team of 45+ employees, which lead to his deep understanding and passion for the field service market.

> In 2009 I staffed a maintenance division of 30+ contractors to handle the tenant work orders and unit turns/make readies for a portfolio of 750+ properties. I quickly learned the operational inefficiencies and saw ways to improve things with tech. I am passionate about adding value and helping people and their businesses thrive.



Roshan Sethia CTO

Roshan has managed a team of 25+ designers, developers and IT professionals for over 10 years. He has launched two successful software applications, one with Justin, in 2013. He and Justin met in 2009 and have collaborated daily since.



Akash Parmar Senior PHP Developer

BA In Engineering from University of Mumbai. 5+ years PHP experience.

SEE MORE

Contractor+ Pitch Deck



A HANDY SOLUTION FOR CONTRACTORS
1M+ BUILT-IN SUPPLY PRICES
TEAM COLLABORATION
NEXT-LEVEL ESTIMATING
STREAMLINED INVOICING & PAYMENTS
CONTRACTOR
PLUS

PROBLEM #1

There's no existing solution that truly "Fits The Flow" for field service operations. They're all missing something important.



SOLUTION #1

CONTRACTOR+ FITS THE FLOW.

From introduction to post-inspection, our mission is to adequately meet the needs of field service providers. With built-in supply pricing, streamlined job scheduling and tool tracking via our proprietary Bluetooth Tool Tags, Contractor+ offers a truly comprehensive experience to the end-user and their clients.



You Get A New Lead
You Convert The Lead To a Client In The CRM
You Schedule & Complete An Estimate
Your Client Approves The Estimate
Your Client Signs Your Contract / Agreement
You Send The First Invoice & Schedule The Job
You Assign Team Members To The Job Site
You Assign Tools To The Team Members / Let Them Check Out The Equipment They Need
If Additional Team Members Are Needed, You Recruit *
You Print A Supply List & Pick Up The Needed Supplies
Team Members Log Their Hours & Mileage*
Team Members Manage Their Tasks & To Do Lists
After The Job Is Completed You Send A Post-Inspection Report With After Photos, Your Client Leaves You A Rating & Review
If Any Amount Is Due, You Can Send Invoices At Any Time
Your Accounting Data Is Streamlined to The Platform Of Your Choice *

PROBLEM #2

Most existing solutions are priced premium to luxury, with 14 day free trials. This limits their exposure in the app marketplaces. There is no "free forever" plan for the low-cost segment.





SOLUTION #2

FREE DOESN'T HAVE TO RESULT IN LOWER REVENUE.

1. A freemium model attracts the lions share of users.
2. Delivering maximum value at no cost gives us the best mouse trap.
3. Monetizing the FREE segment allows us to generate revenue, even if they never purchase a subscription.
4. By clearly defining our value ladder and providing endless incentives to upgrade, this segment will inevitably spend money on *something*.

The bulk of our revenue will come from payment facilitation, home renovation loan referrals, Tool Tag sales, lead generation services, supply overrides, and various other services, all of which do not require the purchase of a subscription.



Two VERY Different Types of Users
30-Day Free Trial
Converted
Expired
Paid Account
Free Forever
What's the path to revenue for the free-forever users?
What's the quid pro quo with the free users?

MARKET OPPORTUNITY

1,361,210 Handyman Contractors
463,537 Remodeling Contractors
1,025,599 Carpentry Contractors
480,600 Plumbing Contractors
625,000 Electrical Contractors
116,264 Drywall Contractors
271,238 Painting Contractors
161,600 Roofing Contractors
58,135 Concrete Contractors
150,045 Flooring Contractors
516,096 Landscaping Contractors
195,000 HVAC Contractors

TAM

20M FIELD SERVICE CONTRACTORS WORLDWIDE
(Mordor Intelligence, 2020)

$3.12B in 2020, will reach $5.1B by 2025 at 11% CAGR.
(Markets and Markets, 2020)

SAM

In the United States alone there are approximately 5.3M field service contractors and 11.2M employees.
(See above)

$1.7B US FSM market in 2021, 11.4% CAGR.
(IBISWorld, 2020)

SOM

48% (US = 2.54M) contractors see the benefits in using FSM software.
(Fieldpoint Service Applications, 2020)

By attracting & monetizing the 80% who don't like the idea of paying for a subscription prior to experiencing the value, we believe we will strategically capture the largest market share, in terms of users (2.03M).
By converting 3-5% into paying subscribers, we believe we will gain (60.9K-101.5k paying users).

COMPETITIVE LANDSCAPE

27 Competitors. 6 Acquisitions. $1B+ in Venture Funding.



LOW COST
HIGH COST
LESS BENEFITS
MORE BENEFITS
ContractorTools
JOIST
CONTRACTOR PLUS
MarginPoint
SERVICEMAX
connecteam
Loc8
BUILDBOOK
ClearEstimates
VONIGO
FIELDWIRE
FieldEquip
FieldEdge
WORKWAVE
COCONSTRUCT
Smart Service
fieldcode
STACK
FieldPulse
ServiceTitan
Synchroteam
Angie's list
MarketSharp
BUILDERTREND
easy
WORKIZ
simPRO
JOBBER
FieldAware
Service Fusion
Housecall Pro

PRODUCT



Contractor+ streamlines the entire process flow for field service contractors from the beginning to end of every project.

We help contractors and maintenance teams strengthen relationships with their clients by providing a comprehensive customer experience.

Contractor+ Is Providing The Following Solutions:

- **Leads Manager & CRM** (Track your leads & clients)
- **Tool & Equipment Library** (Track tools with BLE Tool Tags™)
- **Truly Itemized Estimates** (With 500k+ built-in supply prices)
- **Team & Task Management** (Efficiently track tasks & to-do's)
- **Invoicing & Payments** (8 Payment Facilitators)
- **Time & Mileage Tracking** (Track & verify your workers hours)



- **Job Scheduling** (Manage multiple jobs in parallel)
- **Accounting Automation** (Sync with QuickBooks & Xero)
- **Post-Inspection Reports** (One report with before & after pics)
- **Sub-Contractor Sourcing** (Hire & manage freelance laborers)
- **Contracts & E-Signatures** (Lawyer Drafted Client Agreements)
- **Property Mgmt. Integrations** (Pipe-in work orders from PM's)

EARLY TRACTION & KPI's

Beta Launched in July 2020.
MVP launched on November 30th, 2020.
We are working to add value-added features to increase retention & minimize churn.

DAILY SIGNUPS 50+	FREE USERS 6,463	PRO UPGRADES 132	MONTHLY AU'S 1,822
CPC $0.28	CTR 3%	CPI $0.98	TOF CONVERSION 63%
MOF CONVERSION 1.96%	CAC $51	CAC BREAK EVEN 3 mo.	AVG.TICKET $49.33



BUSINESS & REVENUE MODEL

Contractor+ App is FREE(mium) via download on Android and iOS. The web panel is coming soon.

Our **PRO subscription-based services are priced at the following points:**



Supplies
SUPPLIERS
SUPPLIES
Contractor+ Suppliers
Home Depot
Lowes
Menards
Ace Hardware
Fastenal
Grainger
HDsupply
White Cap
My Suppliers
Others

$9/month with annual prepay or **$14 monthly.**
$29/month with annual prepay or **$49 monthly.**
$59/month with annual prepay or **$99 monthly.**



Additional Revenue Sources:
- Homeowner financing via SunTrust Bank at $60 per issued loan.
- Bluetooth Tool Tags™ from $9-$15 per tag (35-50% margins).
- $49 per Contractor Logo Design

Future Revenue Sources:
- 2.9% from payment facilitation.
- 35% margins on lead generation.
- 2% Supply overrides.
- 20-25% From temp staffing.

WHY INVEST?

Our Objective Is Maximum Scalability
Our founding team is united in vision and serious about maximizing value for our end users and shareholders.

We're Coachable.
By listening to our users and our advisors to constantly evolving to meet market demands, we wholeheartedly believe we will become the dominant market contender.

Our Team Is United & Focused On RESULTS
We have 7 full time employees (including ourselves) and have a few more positions to fill in our Mumbai and Orlando offices. We've implemented productivity/management tools such as Jira, Trello, Asana, FreshWorks and Trainual, are collectively focused on our goals and the optimizing the customer experience.

www.contractorplus.app

OUR TEAM

Co-founder Justin Smith discovered the various pains in the field service industry after starting a maintenance division for his property management company, where his team managed nearly 800 condos and single-family homes. Double data entry. Poor team and client transparency. Inefficiency in tracking hours, mileage, tools and equipment. They were scaling fast and they needed a solution.

His experience led him to recognizing the need for Contractor+.





FULL SAIL

ROSHAN SETHIA
CTO

JUSTIN SMITH
CEO

The Contractor+ team is led by two Co-Founders, CEO Justin Smith and CTO Roshan Sethia, who've been partners in various projects since 2009.

Their team currently includes 2 Advisors, a Java/Android Developer, a Swift/iOS Developer, two PHP Developers, a UI/UX Designer, a QA Tester, and an intern/fresher. They have 5 positions that need filled immediately post-funding, which will help ship features and reach PMF sooner.